November 12, 2019

Reinier Voigt
Chief Executive Officer
Cool Holdings, Inc.
2001 NW 84th Avenue
Miami, FL 33122

       Re: Cool Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A filed August 1, 2019 File No. 001-32217

Dear Mr. Voigt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    James Guttman